Exhibit 99.14

EMERALD HEALTH THERAPEUTICS, INC.

Suite 210 – 800 West Pender Street

Vancouver, British Columbia

V6C 1J8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Emerald Health Therapeutics, Inc. (the “Company”) will be held at 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on Thursday, June 20, 2019 at 11:00 a.m. (Vancouver, British Columbia time).

At the Meeting, the shareholders will receive the financial statements of the Company for the year ended December 31, 2018, together with the auditor’s report thereon, and will consider resolutions to:

1.	elect directors for the ensuing year;

2.	appoint Deloitte LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

3.	approve the Company’s omnibus incentive plan, approved by the Company’s board of directors on January 7, 2019; and

4.	transact such other business as may properly be put before the Meeting.

All shareholders of record at the close of business on Monday, May 13, 2019 are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors of the Company requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, on or before 11:00 a.m. (Vancouver, British Columbia time) on Tuesday, June, 18, 2019 (or prior to 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 22nd day of May, 2019.

ON BEHALF OF THE BOARD

“Dr. Avtar Dhillon”

Dr. Avtar Dhillon

President & Executive Chairman